UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number:  000-29106

KNIGHTSBRIDGE SHIPPING LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Knightsbridge Shipping Limited (the "Company"), dated September 19, 2014, announcing the results of the Company's 2014 Annual General Meeting.

Attached hereto as Exhibit 99.2 is a copy of a "Certificate of Incorporation on Change of Name" certifying the change of the Company's name to "Knightsbridge Shipping Limited."

This report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-197210) that was declared effective on July 16, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE SHIPPING LIMITED
(registrant)

By: /s/ Inger M. Klemp
Date: October 1, 2014	Name: Inger M. Klemp
Title: Chief Financial Officer

EXHIBIT 99.1

VLCCF - 2014 Annual General Meeting

Knightsbridge Tankers Limited (the "Company") advises that the 2014 Annual General Meeting of the Company was held on September 19, 2014 at 12:20 p.m. at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda.  The audited consolidated financial statements for the Company for the year ended December 31, 2013 were presented to the Meeting.

In addition, the following resolutions were passed:

1)         That the maximum number of Directors be set at not more than eight.

2)         That vacancies in the number of Directors be designated casual vacancies and that the Board of Directors be authorised to fill such casual vacancies as and when it deems fit.

3)         To re-elect Ola Lorentzon as a Director of the Company.

4)         To re-elect David M. White as a Director of the Company.

5)         To re-elect Hans Petter Aas as a Director of the Company.

6)         To re-elect Herman Billung as a Director of the Company.

7)         To re-elect Robert D. Somerville as a Director of the Company.

8)         To approve changing the name of the Company to "Knightsbridge Shipping Limited".

9)         To re-appoint PricewaterhouseCoopers AS as auditors and to authorise the Directors to determine their remuneration.

10)       That the remuneration payable to the Company's Board of Directors of a total amount of fees not to exceed US $500,000 be approved for the year ended December 31, 2014.

Hamilton, Bermuda
September 19, 2014

EXHIBIT 99.2

FORM NO. 3a **Registration No. 22353**

BERMUDA

CERTIFICATE OF INCORPORATION ON CHANGE OF NAME

I HEREBY CERTIFY that in accordance with section 10 of ***the Companies Act 1981*** **KNIGHTSBRIDGE TANKERS LIMITED** by resolution and with the approval of the Registrar of Companies has changed its name and was registered as **Knightsbridge Shipping Limited** on the **22nd** day of **September 2014.**

Given under my hand and the Seal of the REGISTRAR OF COMPANIES this **26th** day of **September 2014**

for **Registrar of Companies**